UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-36506
FORM 12b-25	CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ N-CSR
For Period Ended: May 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Performance Sports Group Ltd.
Full Name of Registrant

Former Name if Applicable

100 Domain Drive
Address of Principal Executive Office (Street and Number)

Exeter, NH, 03833-4801
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion  thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Registrant’s Form 8-K filed on August 15, 2016, the Registrant’s Annual Report on Form 10-K, including its annual audited financial statements for the fiscal year ended May 31, 2016 and the related management's discussion and analysis, will not be filed by the required filing date of August 15, 2016. The delay is a result of the decision of the Registrant’s Audit Committee to conduct an internal investigation in connection with the finalization of the Registrant's financial statements and the related certification process. To assist with this matter, the Audit Committee has retained independent counsel, Richards Kibbe & Orbe LLP, and independent financial advisors. The Audit Committee and its advisors are working diligently to complete the investigation with a view to having the Registrant finalize the Form 10-K as soon as practicable, although at this time it is uncertain when this will occur. The failure to file the Annual Report on Form 10-K on time is expected to result in a default under the Registrant’s credit facilities. The Registrant has initiated discussions with its lenders to address this issue. There can be no assurances as to the outcome of such discussions.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Wall	(603)	610-5805
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

YES ☒ NO ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Earnings before income tax and net income for the year ended May  31, 2016 are expected to be significantly lower than the corresponding period of the prior fiscal year. The decrease is expected to be primarily due to impairment of intangible assets and goodwill, foreign exchange impact, bad debt expense, valuation allowances placed on deferred tax assets and lower revenue. As the internal investigation in connection with the finalization of the Registrant's financial statements and the related certification process is ongoing, a quantitative estimate of financial results for the year ended May 31, 2016 cannot be made at this time.

This notification includes forward-looking statements within the meaning of applicable securities laws including with respect to, among other things, the internal investigation being conducted by the Audit Committee in connection with the finalization of the Registrant’s financial statements and the related certification process, and the expected default under the Registrant’s credit facilities. The words “may,” “will,” “would,” “should,” “could,” “expects,” “plans,” “intends,” “trends,” “indications,” “anticipates,” “believes,” “estimates,” “predicts,” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, which, although considered reasonable by the Registrant at the time of preparation, may prove to be incorrect, and are subject to important risks and uncertainties. There can be no assurances of the timing of the filing of the Form 10-K, the results of the internal investigation being conducted by the Audit Committee in connection with the finalization of the Registrant’s financial statements and the related certification process, or the outcome of discussions with the Registrant’s lenders to address the expected default under the Registrant’s credit facilities.

Many factors could cause the Registrant’s actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors identified in the “Risk Factors” sections of the Registrant’s annual report on Form 10-K dated August 26, 2015 and quarterly report on Form 10-Q dated April 14, 2016, which are available on EDGAR at www.sec.gov, on SEDAR at www.sedar.com, and on the Registrant’s website at www.performancesportsgroup.com.

Furthermore, unless otherwise stated, the forward-looking statements contained in this notification are made as of the date of this notification, and the Registrant does not intend and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Performance Sports Group Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2016	By:	/s/ Michael J. Wall
	Name:	Michael J. Wall
	Title:	Executive Vice President, General Counsel and Corporate Secretary